SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13E-3

(Rule 13e-100)
TRANSACTION STATEMENT
(UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)
(Amendment No. Two)

WASHINGTON BANCORP

(Name of Issuer)

WASHINGTON BANCORP

 (Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

937262103

(CUSIP Number of Class of Securities)

Stan Carlson
President
Washington Bancorp
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Martin L. Meyrowitz, P.C.
Craig M. Scheer, Esq.
Agata S. Troy, Esq.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1993.
c.	[ ]	A tender offer.
d.	[X]	None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 106,685	$ 21.34

*        Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $19.00 per share for the eligible common stock as of November 20, 2001 multiplied by the maximum number of shares to be purchased (5,615 shares).

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $21.34                         Filing Party: Washington Bancorp

Form or Registration No.: Schedule 13E-3           Date Filed:    November 20, 2001

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1.      Summary Term Sheet.

         The information set forth in "Summary Term Sheet" in the Offer to Purchase, filed as Exhibit 99.1 to this Schedule 13E-3, is incorporated herein by reference.

2.      Subject Company Information.

(a)	The name of the issuer is Washington Bancorp. Its principal executive office is located at 102 East Main Street, Washington, Iowa 52353 and its business telephone number is (319) 653-7256.
(b)	The title and number of shares outstanding of the class of equity securities which is the subject of this Schedule 13E-3 is the common stock, $0.01 par value per share, of Washington Bancorp, 508,553 of which were outstanding as of December 31, 2001.

(c)	The information required by this item is set forth under "Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.
(d)	The information required by this item is set forth under "Market Price and Dividend Information" in the Offer to Purchase and is incorporated herein by reference.
(e)	During the past three years, Washington Bancorp has not made any underwritten public offering of its common stock.
(f)	The information required by this item is set forth under "Recent Stock Repurchases" in the Offer to Purchase and is incorporated herein by reference.

3.        Identity and Background of Filing Person.

(a)	The filing person to which this Schedule 13E-3 relates is the subject company, Washington Bancorp. The name, business address and business telephone number of Washington Bancorp is set forth in Item 2(a) above. The names, business addresses and business telephone numbers of the directors and executive officers of Washington Bancorp are as follows:

Stan Carlson President and CEO Washington Bancorp 102 East Main Street Washington, Iowa 52353 (319) 653-7256	Dean Edwards (retired) c/o Washington Bancorp 102 East Main Street Washington, Iowa 52353 (319) 653-7256

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Myron L. Graber President Graber Home Improvement, Inc. 1713 E Washington St. Washington, Iowa (319) 653-3925	James D. Gorham Sales Agent Northwestern Mutual Life Insurance Co. 106 E Main Washington, Iowa (319) 653-2421
Rick R. Hofer Personnel and Credit Manager Sitler Electric Supply, Inc. 215 N Iowa Ave. Washington, Iowa (319) 653-2128	Mary Levy Treasurer and Co-Owner Mose Levy Co., Inc. 421 N Iowa Ave. Washington, Iowa 52353 (319) 653-6678
Richard L. Weeks President, CEO and Owner Sitler Electric Supply, Inc. 215 N Iowa Ave. Washington, Iowa 52353 (319) 653-2128	Leisha A. Linge Executive Vice President Washington Federal Savings Bank 102 East Main Street Washington, Iowa 52353 (319) 653-7256
J. Richard Wiley Owner Wiley Computer 212 N Iowa Ave. Washington, Iowa 52353 (319) 653-5009	Gary J. Collier Executive Vice President and CEO Rubio Savings Bank of Brighton 122 E Washington St. Brighton, Iowa 52540 (319) 694-2821
(b)	Not applicable.
(c)	The information required by this item is set forth under "Management Information" in the Offer to Purchase and incorporated herein by reference.

4.        Terms of the Transaction.

(a)	The information required by this item is set forth under "Summary Term Sheet," "Special Factors" and "The Odd-Lot Tender Offer" in the Offer to Purchase and incorporated herein by reference.
(c)	Only stockholders owning 99 shares or less are entitled to participate in the Odd-Lot Tender Offer. In addition, shares held in employee benefit plans are not eligible to participate, even if meeting the maximum number of shares requirement.

(d)	Stockholders are not entitled to dissenters' rights of appraisal under Iowa law as a result of the Odd-Lot Tender Offer.

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(e)	The information required by this item is set forth in the Offer to Purchase under "Where You Can Find More Information" and is incorporated herein by reference.
(f)	Not applicable.

5.        Past Contacts, Transactions, Negotiations and Agreement.

(a)	During the past two years, there have not been any transactions between Washington Bancorp and any of its executive officers, directors or affiliates where the aggregate value of such transactions exceeds $60,000.

(b)	The information required by this item is set forth in the Offer to Purchase under "Special Factors - Background and Purpose of the Odd-Lot Tender Offer and Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" and is incorporated herein by reference.

(c)	The information required by this item is set forth in the Offer to Purchase under "Special Factors - Background and Purpose of the Odd-Lot Tender Offer and Our Reasons for Pursuing the Offer as Opposed to Other Alternatives" and is incorporated herein by reference.

(e)	Other than in connection with the solicitation of revocable proxies by management in accordance with Regulation 14A under the Securities Exchange Act of 1934, as amended, there have been no agreements between Washington Bancorp, any of its executive officers or directors and any other person with respect to any securities of Washington Bancorp.

6.        Purposes of the Transaction and Plans or Proposals.

(b)	Washington Bancorp intends that any shares purchased in the Odd-Lot Tender Offer will be retired.
(c)	Washington Bancorp does not have any plans or proposals, and is not involved in any negotiations that relate to or would result in any of the events described in items (1)-(5) and (8) of Item 1006(c) of Regulation M-A. The information required by items (6) and (7) of Item 1006(c) of Regulation M-A is set forth in "Summary Term Sheet" and "Special Factors" in the Offer to Purchase and incorporated herein by reference.

No director or executive officer of Washington Bancorp has any plans or proposals or been involved in any negotiations that relate to or would result in any of the events listed in items (1)-(8) of Item 1006(c) of Regulation M-A except in his or her official capacity as a director and/or executive officer of Washington Bancorp.

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7.        Purposes, Alternatives, Reasons and Effect.

           The information required by this item is set forth under "Summary Term Sheet" and "Special Factors" in the Offer to Purchase and incorporated herein by reference.

8.        Fairness of the Transaction.

           The information required by this item is set forth under "Special Factors" in the Offer to Purchase and incorporated herein by reference.

9.        Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Washington Bancorp has not obtained any fairness opinion, appraisal or similar document in connection with this transaction.
(b)	Not applicable.
(c)	Not applicable.

10.      Source and Amount of Funds or Other Consideration.

(a)	The information required by this item is set forth in the first paragraph of "The Odd-Lot Tender Offer - General" in the Offer to Purchase and incorporated herein by reference.
(b)	None.
(c)	Washington Bancorp estimates that its total expenses associated with the Odd-Lot Tender Offer will be $22,521.34 consisting of the following:
SEC Filing Fee	$ 21.34
Information Agent and Depositary Fee	$ 5,000.00
Legal Fees	$15,000.00
Printing and mailing	$ 2,500.00
Washington Bancorp will be responsible for paying all expenses associated with the Odd-Lot Tender Offer.
(d)	Not applicable.

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11.      Interest in Securities of the Subject Company.

(a)	The information required by this item is set forth under "Management Information" in the Offer to Purchase and is incorporated herein by reference.
(b)	Except in connection with the odd-lot tender offer and the stock option exercise described in the next sentence, neither Washington Bancorp nor any director or executive officer of Washington Bancorp has effected any transaction in Washington Bancorp common stock in the past 60 days. On December 24, 2001, Director J. Richard Wiley exercised an option to purchase 2,818 shares of Washington Bancorp common stock at an exercise price of $11.25 per share. Following the exercise, these shares were repurchased by Washington Bancorp at a price per share equal to the market value per share of the common stock, resulting in the payment by Washington Bancorp of $21,910 in cash to Mr. Wiley.

12.      The Solicitation or Recommendation.

(d)	There are no officers, directors or affiliates of Washington Bancorp (or any other person listed in Item 3 of this filing) who currently are eligible to tender their shares pursuant to the Odd-Lot Tender Offer.

(e)	To the extent known by Washington Bancorp after reasonable inquiry, no officer, director or affiliate of Washington Bancorp (or any other person listed in Item 3 of this filing) has made a recommendation either in support of or opposed to the Odd-Lot Tender Offer.

13.      Financial Statements.

           The financial statements included in Washington Bancorp's Annual Report to Stockholders (at pages 20-52) as filed with the Securities and Exchange Commission as Exhibit 13 to Washington Bancorp's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 are incorporated herein by reference.

           The financial statements for the three months ended September 30, 2001 and 2000 as included on pages 3-7 of Washington Bancorp's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2001 are hereby incorporated herein by reference.

           No pro forma financial statements are included in this filing or in any disclosure document to be mailed to stockholders as the Odd-Lot Tender Offer is not anticipated to have a material impact on Washington Bancorp's financial condition or results of operations.

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14.      Persons/Assets, Retained, Employed, Compensated or Used.

           Keefe, Bruyette & Woods, Inc. has been retained to act as information agent and depositary for this Odd-Lot Tender Offer but will not make any solicitation or recommendation in connection therewith. For their services, Keefe, Bruyette & Woods, Inc. will be paid $5,000 plus expenses.

15.      Additional Information.

(a)	None.

16.      Exhibits.

(a)(1 through 3)	Form of Offer to Purchase; Form of Letter to Odd-Lot Holders and Form of Acceptance Card.
(a)(5)	Press release dated December 21, 2001. (Filed previously.)

(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

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SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2002		WASHINGTON BANCORP
	By:	/s/ Stan Carlson Name: Stan Carlson Title: President

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EXHIBIT (a)(1)

WASHINGTON BANCORP
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

Offer to Purchase for Cash

Shares of its Common Stock,
Par Value $0.01 Per Share
Held by Odd-Lot Holders Only

____________________

THE OFFER TO PURCHASE EXPIRES
AT 5:00 P.M., EASTERN STANDARD TIME,
ON ______, ___________ __, 2002,
UNLESS THE OFFER TO PURCHASE IS EXTENDED

___________________

              Questions or requests for assistance or for additional copies of this offer to purchase, the acceptance card or other tender offer materials may be directed to Keefe, Bruyette & Woods, Inc., the information agent and depositary, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at Washington Bancorp's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

              No person has been authorized to make any recommendation on behalf of Washington Bancorp as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related acceptance card. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by Washington Bancorp.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.

IMPORTANT

              If you are a holder of less than 100 shares of our common stock and wish to participate in this offer, there are a number of methods by which you can tender your shares, depending upon your situation.

•	If you hold physical certificates evidencing the shares, complete and sign the enclosed acceptance card in accordance with the instructions on the card, and mail or deliver it and any of the other required documents to Keefe, Bruyette & Woods, Inc.

•	If you are a beneficial owner who owns shares registered in the name of a broker, dealer, bank, trust company or other nominee, you should contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., if you desire to tender your shares.

The information agent and depositary for the offer is:

Keefe, Bruyette & Woods, Inc.

The date of this offer to purchase is ________ __, 2002 and supplements the offer to purchase of Washington Bancorp dated November 20, 2001

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To the Holders of Shares of Common Stock of
Washington Bancorp:

SUMMARY TERM SHEET

              Washington Bancorp is inviting its stockholders who beneficially own 99 shares or less of its common stock to sell the shares back to Washington Bancorp for cash. Set forth below are the material terms of this odd-lot tender offer:

•	This offer is only open to stockholders who own 99 shares of Washington Bancorp common stock or less.
•	The offer is voluntary; eligible stockholders may but are not required to sell their shares. If an eligible stockholder wishes to participate, however, he or she must sell all shares owned.
•	Shares held in any Washington Bancorp employee benefit plan are not eligible to participate.
•	All shares submitted through the program will be purchased at $19.00 per share, which is based on current market prices for the common stock.
•	You will not be obligated to pay any commissions as a result of the offer.
•	The expiration date of the offer, originally set for December 21, 2001, has been extended to ______ __, 2002, unless further extended. Your authorization to sell must be received no later than 5:00 p.m. on ______ __, 2002 or on any date thereafter to which the offer is extended.

•	If we decide to again extend the offer, we will issue a press release announcing that fact.
•	A check for the purchase price of your shares will be mailed to you promptly following the expiration of the offering period.
•	If you sell your shares in this offer, you will no longer be a stockholder of Washington Bancorp and will no longer have voting rights or rights to receive any dividends.
•	Depending on the number of stockholders who elect to participate in the offer, upon completion of this transaction, the number of registered holders of Washington Bancorp common stock may be less than 300. As a result, Washington Bancorp may be eligible to deregister its common stock under the Securities Exchange Act of 1934, as amended.

•	If Washington Bancorp deregisters its common stock, it will no longer be required to file periodic reports, including Forms 10-KSB and Forms 10-QSB, with the Securities and Exchange Commission. If Washington Bancorp stops filing these reports, its common stock might no longer be eligible for trading on the OTC Bulletin Board.

•	Washington Bancorp has not engaged any person or entity to issue a "fairness" or similar opinion with respect to this transaction.
•	Once you elect to tender your shares, your election is irrevocable. There are no other conditions that must be satisfied.
•	The receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well.
•	You may contact Keefe, Bruyette & Woods, Inc., our information agent and depositary, at (877) 298-6520, if you have any additional questions or need additional copies of any of these documents.

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SPECIAL FACTORS

       BACKGROUND AND PURPOSE OF THE ODD-LOT TENDER OFFER AND OUR REASONS FOR PURSUING THE OFFER AS OPPOSED TO OTHER ALTERNATIVES.

       Washington Bancorp was organized in October 1995 to serve as the holding company for Washington Federal Savings Bank, a federally chartered savings association headquartered in Washington, Iowa, upon completion of Washington Federal's conversion from the mutual to the stock form of organization. In March 1996, simultaneous with the completion of the conversion of Washington Federal, Washington Bancorp completed the initial public offering of its common stock, which began trading on the OTC Bulletin Board under the symbol WBIO.

       Prior to the commencement of the odd-lot tender offer, there were approximately 359 holders of record of Washington Bancorp's common stock. Of these holders, approximately 148, or 41.2% of all holders of record, held fewer than 100 shares. Most of these odd-lot holders were depositors of Washington Federal prior to the conversion and became stockholders of Washington Bancorp as part of the initial public offering. Washington Bancorp believes that many of these holders have effectively been forced to hold their shares because of two factors: the limited liquidity of their shares and the expenses associated with selling their shares.

       For the two years ended December 31, 2001, the average daily trading volume of Washington Bancorp common stock was approximately 454 shares. During that time period and through the date of this offer to purchase, there have been many trading days on which no shares were traded and at times a week or more has passed without any reported trades. Indeed, the most active participant by far in the market for Washington Bancorp's common stock has been Washington Bancorp itself. Of the approximately 236,000 shares traded during the two years ended December 31, 2001, Washington Bancorp was the purchaser of 97,368, or 41.3%, of such shares. This limited market, coupled with the unattractiveness to a prospective purchaser of a block of shares fewer than 100, has made it difficult for odd-lot holders to sell their shares and realize the value of their investment in Washington Bancorp. In addition, the brokerage expenses of selling less than 100 shares may in many instances be cost-prohibitive to odd-lot holders.

       Washington Bancorp has long wished to provide an attractive opportunity for its odd-lot holders to realize the value of their investment. At the same time, it has also long sought to improve profitability by focusing on one of the core elements of its business strategy: minimizing operating expenses. In September 2001, Washington Bancorp's President and Chief Executive Officer, Stan Carlson, began to discuss with other senior officers of Washington Bancorp how a reduction in the size of Washington Bancorp's stockholder base could reduce its operating expenses. Mr. Carlson and the officers quickly identified two ways: the elimination of expenses associated with being an SEC-reporting company and the reduction or elimination of expenses associated with having a transfer agent for the common stock. These are discussed below.

       Since the initial public offering, the common stock of Washington Bancorp has been registered under the Securities Exchange Act of 1934, and Washington Bancorp has been subject to the reporting and proxy requirements of that act. The common stock must be registered, and Washington Bancorp must follow these requirements, so as long as there are 300 or more holders of record of the common stock. The costs associated with preparing and filing the required reports and proxy statements amounted to approximately $66,000 in the fiscal year ended June 30, 2001. These costs included, among other things, the fees of Washington Bancorp's legal counsel for the preparation and review of documents, the fees of Washington Bancorp's independent auditors for their reviews of the Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB, and the fees charged by financial printers for EDGARizing SEC filings.

       If the common stock is de-registered, Washington Bancorp still plans to supply stockholders with an annual report containing audited financial statements and a proxy statement after each year end, though there is no requirement that it do so and it will not be bound by any of the SEC's disclosure requirements to which it is currently subject. As a consequence of the auditors no longer reviewing annual and quarterly SEC filings, however, the annual fees payable to the independent auditors following de-registration would likely decrease substantially. And while Washington Bancorp still intends to involve outside legal counsel in the preparation and review of annual reports and proxy statements mailed to stockholders if de-registration occurs, the reduction in the amount of required information and the frequency of required public disclosures should reduce legal expenses significantly. In addition, management time associated with the preparation of SEC filings is considerable - time that in many instances could be spent performing tasks presently performed by outside vendors, such as the transfer agent function, dividend check printing and sending correspondence and other materials to stockholders. By no longer using others to handle these tasks, Washington Bancorp could further reduce its operating expenses. Washington Bancorp believes that had it not been an SEC-reporting company during the fiscal year ended June 30, 2001, it could have avoided at least $30,000 in expenses.

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       For its fiscal year ended June 30, 2001, Washington Bancorp paid $5,500 in fees to the transfer agent for its common stock. Washington Bancorp believes that having to service so many odd-lot holders accounted for approximately $2,750 of this cost. Depending on how many odd-lot holders tender their shares in the odd-lot tender offer, Washington Bancorp may give strong consideration to discontinuing the use of an outside company as transfer agent, and instead perform this function itself. Washington Bancorp estimates that doing so would save it approximately $5,500 per year.

       At the September 2001 regular meeting of Washington Bancorp's board of directors, Mr. Carlson reported to the board on his discussions with fellow senior officers and suggested that the board consider the possibility of providing a means of cashing-out the odd-lot holders and reducing the stockholder base to below 300. The board addressed this briefly, and, after reaching a consensus that it should strongly consider Mr. Carlson's suggestion, decided to convene a special meeting of the board on October 8, 2001 to discuss the matter further. The board directed Mr. Carlson to request Keefe, Bruyette & Woods, Inc. to prepare a presentation to the board on various means of attaining the twin objectives of cashing-out the odd-lot holders and reducing the number of stockholders of record to below 300. Keefe, Bruyette & Woods, Inc. had served as conversion agent in connection with Washington Federal's mutual-to-stock conversion and Washington Bancorp's initial public offering, and had periodically been consulted by Washington Bancorp on corporate finance matters since the initial public offering.

       Present at the October 8 meeting were representatives of McGladrey & Pullen LLP, Washington Bancorp's independent auditors, and Keefe, Bruyette & Woods, Inc. The representative from McGladrey & Pullen LLP explained how the costs associated with being an SEC-reporting company would be reduced following de-registration of the common stock. The representative from Keefe, Bruyette & Woods, Inc. gave a presentation to the board comparing and contrasting three possible methods to reduce the number of Washington Bancorp's registered stockholders to below 300: a modified dutch auction tender offer; a reverse stock split; and an odd-lot tender offer. Prior to the meeting, Mr. Carlson was briefed on the legal mechanics and implications of the three methods by Washington Bancorp's special legal counsel, Silver, Freedman & Taff, L.L.P. Mr. Carlson reported on his discussions with Silver, Freedman & Taff, L.L.P. to the board.

       Over the course of three meetings, held on October 8, 2001, October 16, 2001 and November 20, 2001, the board discussed the three methods proposed to reduce the stockholder base. In the course of these discussions, the board also considered the fact that if the common stock were de-registered, the common stock might also be de-listed from the OTC Bulletin Board. While the board recognized, for the reasons discussed below under "-Effects of the Odd-Lot Tender Offer- De-Registration of the Common Stock and Possible Loss of Eligibility for Quotation on OTC Bulletin Board," that the market for the common stock might be reduced as a result of a de-listing, it also observed that the market for the common stock was already very limited, and that other than in connection with repurchases by Washington Bancorp, trades in the common stock over the past several years have been rare. Thus, the board concluded, the market for the common stock has long been similar to one for a privately held company.

       The board determined that a modified dutch auction tender offer would be more costly than an odd-lot tender offer and, since a modified dutch auction tender offer would be open to all stockholders rather than a targeted group, it would reduce even further the liquidity of the market for Washington Bancorp common stock. In addition, the board noted that a modified dutch auction tender offer would not necessarily reduce the registered holder group, since many of the tendering stockholders could be holding their shares in "street name." A reverse stock split was believed by the board to be more time consuming than an odd-lot tender offer, as a result of a required stockholder vote, would reduce liquidity in the stock, would be more costly, due to the cost of obtaining the stockholder vote, and since many stockholders would be left with a fractional share that would be required to be cashed out, would impact all stockholders and not just a targeted group. In addition, the board observed that a reverse stock split would not be voluntary, as odd-lot holders would be forced out even if they did not vote in favor of the reverse split.

       The odd-lot tender offer was viewed by the board as the least expensive and fastest way to reduce the registered stockholder base to below 300 and to accomplish the primary purpose and the other purposes of the odd-lot tender offer, namely, to provide an economical means for the odd-lot holders to sell their shares without incurring any brokerage expenses and to save on the costs of administering many small stockholder accounts and complying with the reporting requirements of the Securities Exchange Act of 1934. The board also recognized that the offer would be completely voluntary and, even if the registered stockholder base were not reduced below 300, every tender by a stockholder would reduce expenses going forward.

       In between the October 8, October 16 and November 20 board meetings, Mr. Carlson discussed the pricing parameters of an odd-lot tender offer with representatives of Keefe, Bruyette & Woods, Inc. and McGladrey & Pullen LLP. Keefe, Bruyette & Woods, Inc. also provided Mr. Carlson with current stock price information for publicly traded financial institutions and financial institution holding companies comparable to Washington Bancorp in asset size,

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 market liquidity and location. Mr. Carlson reported to the board at the November 20 meeting on his discussions with Keefe, Bruyette & Woods, Inc. and McGladrey & Pullen, LLP regarding the pricing of an odd-lot tender offer. The board determined that in order to be fair to all stockholders, regardless of eligibility to participate in an odd-lot tender offer, the offer price should be based on current market prices. Because the market value per share of Washington Bancorp common stock (and, consequently, the offer price per share in the odd-lot tender offer) was then (and still is, as of the date of this offer to purchase) below the book value per share as of September 30, 2001, the board determined at its November 20 meeting (and continues to believe) that market conditions were especially favorable for conducting the offer. For these reasons, the board voted unanimously at the November 20 meeting to approve and immediately proceed with the odd-lot tender offer. The board directed Mr. Carlson to engage Silver, Freedman & Taff, L.L.P. as Washington Bancorp's legal counsel in connection with the odd-lot tender offer and to engage Keefe, Bruyette & Woods, Inc. as information agent and depositary for the offer.

       EFFECTS OF THE ODD-LOT TENDER OFFER.

       De-Registration of the Common Stock and Possible Loss of Eligibility for Quotation on OTC Bulletin Board. If the odd-lot tender offer results in the number of Washington Bancorp's stockholders of record falling below 300, it will be eligible to de-register its common stock under the Securities Exchange Act of 1934. If Washington Bancorp becomes eligible to de-register the common stock, it will do so. De-registration will have a number of consequences to Washington Bancorp, its affiliates and its stockholders.

       Once the common stock is de-registered, Washington Bancorp will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K. Washington Bancorp also will no longer be subject to the proxy requirements of the Securities Exchange Act of 1934. While Washington Bancorp still plans to supply stockholders with an annual report containing audited financial statements and a proxy statement after each year end, there is no requirement that it do so and it will not be bound by any of the SEC disclosure requirements to which it is currently subject.

       Washington Bancorp sees the primary benefit of de-registration being the substantial reduction in expenses associated with being an SEC-reporting company. It believes that if it were not subject to the SEC reporting requirements during fiscal 2001, its expenses for that year would have been reduced by at least $30,000. In addition, management time associated with SEC-reporting compliance is substantial. Time that could be spent performing other functions that would result in increased operating efficiency and allow for the development of innovative services to customers was spent on SEC-reporting compliance. Management has been unable to devote time to the research of new technologies that could result in a lower efficiency ratio, which is a measure of the approximate amount of operating expense incurred to generate one dollar of earnings, and a reduction in the operational burdens facing Washington Bancorp's subsidiary banks. Specific examples of potential improvements include: clearing of foreign checks through an alternative vendor with imaging capabilities; selecting and implementing a single core data processing system for Washington Bancorp's subsidiary banks; investigating other sources of purchasing and selling cash; development and implementation of a company-wide marketing plan; and offering an expanded debit card program with individual identification to avoid fraud risk to customers as well as to the institution. Finally, management feels that there are at least two potential branch locations within our existing market area that may present attractive opportunities; however, a significant amount of study is required to determine the long term feasibility of profitable expansion to these locations.

       Following de-registration, Washington Bancorp's affiliates (that is, its directors, executive officers and greater than 10% stockholders) will no longer be subject to the reporting and short-swing profit provisions of Section 16 of the Securities Exchange Act of 1934. While the affiliates will benefit from not being subject to Section 16, they will be unable to rely on Rule 144 under the Securities Act of 1933 as a consequence of Washington Bancorp no longer filing reports with the SEC, unless Washington Bancorp chooses to make public certain information required by the rule. The inability to rely on Rule 144 may limit the ability of affiliates to sell their shares following de-registration. If de-registration occurs, Washington Bancorp intends to make public the information necessary for its affiliates to continue to rely on Rule 144; however, there is no requirement that it do so and it may stop doing so at any time.

       All Washington Bancorp stockholders who do not tender their shares in the odd-lot tender offer will benefit from the expense reduction resulting from de-registration and having a smaller stockholder base. There are several detriments to Washington Bancorp stockholders as a result of de-registration, however, of which you should be aware.

       The public information regarding Washington Bancorp will be reduced substantially following de-registration. While, as noted above, Washington Bancorp expects to continue to supply stockholders with an annual report and provide stockholders with proxy statements for stockholder meetings, there is no requirement that it do so. Nor is there any requirement as to the content of these documents - Washington Bancorp will essentially be free to provide as much or as little information about itself as it wishes.

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       Once Washington Bancorp stops filing reports with the SEC, its common stock might be ineligible for quotation on the OTC Bulletin Board. The possible effect of this is a further reduction in the liquidity of the common stock. While Washington Bancorp expects that its common stock will be quoted in the pink sheets after de-registration, it cannot assure you this will happen or, even if it does happen, that an active market will exist for you to sell your shares. The extent of the public market for the common stock following the odd-lot tender offer will depend on the number of holders remaining at that time, the interest in maintaining a market in the common stock on the part of securities firms, and other factors. An issue of securities with a smaller public float (that is, shares outstanding not held by affiliates of Washington Bancorp) may trade at lower prices than would a comparable issue of securities with a greater public float. Accordingly, the market price for the shares of common stock may be adversely affected to the extent that the amount of shares purchased pursuant to the odd-lot tender offer reduces the public float. The reduced public float also may have the effect of causing the trading prices of the common stock to be more volatile. Based on the number of shares outstanding as of December 31, 2001, the number of shares held by affiliates as of that date and assuming all shares eligible to be tendered in the odd-lot tender offer are so tendered, the number of shares held by non-affiliates will be reduced from 429,558 to 423,943. In addition, the fact that there will be limited public information about Washington Bancorp after de-registration may further reduce the market for the common stock.

       Effect on Affiliated and Non-Affiliated Stockholder Proportionate Interests. As a group, Washington Bancorp's affiliates, including two stockholders that are not directors or executive officers of Washington Bancorp but together own 54,209 shares or 10.66% of the common stock, beneficially owned 141,054, or 27.74%, of the shares of common stock outstanding as of December 31, 2001. Assuming all shares eligible to be tendered in the offer are purchased, the affiliates' proportionate ownership interest will increase to 27.93% of the outstanding shares. The proportionate ownership share of remaining non-affiliated stockholders, as a group, will correspondingly be reduced by 0.19%. The net book value of Washington Bancorp as of September 30, 2001 was $11,786,000 and the net earnings for the three months then ended were $310,000. The aggregate price payable for all shares eligible to be tendered is $106,685, which, when combined with the estimated expenses of approximately $22,521, results in expenditures relating to the odd-lot tender offer of $129,206. Based on these expenditures, and the increase in their relative ownership interest, the affiliates' share of Washington Bancorp's net book value at September 30, 2001 and net earnings for the three months then ended would each increase by 0.19%. For non-affiliates, as a group, these percentages would each correspondingly decrease by 0.19%.

       With fewer shares outstanding and the resulting reduction in stockholders' equity, and assuming earnings remain the same, all non-tendering stockholders will benefit from the odd-lot tender offer from an increase in return on average equity and in earnings per share. Return on average equity for the three months ended September 30, 2001 was 10.78%. After giving effect to the odd-lot tender offer and assuming all eligible shares are tendered, this would increase to 10.90%. Basic and diluted earnings per share for the three months ended September 30, 2001 were $0.63 and $0.62, respectively. After giving effect to the odd-lot tender offer and assuming all eligible shares are tendered, basic earnings per share would increase to $0.64 and diluted earnings per share would remain the same.

       Potential Benefits Foregone by Tendering Stockholders. After consummation of the odd-lot tender offer, stockholders who tender their shares will not have the opportunity to participate in the potential growth of future earnings and the value of Washington Bancorp common stock, unless they again purchase shares. Any subsequent purchases might be made at a higher price than the amount paid by those stockholders for their tendered shares, and may be difficult to effect, as the market for Washington Bancorp common stock might be even more limited than it is now if the common stock is de-registered. Conversely, after completion of the odd-lot tender offer, stockholders who tender their shares will not face the risk of losses generated by Washington Bancorp's operations or any decrease in the value of Washington Bancorp common stock. At the same time, tendering stockholders will not, unless they again become stockholders, be entitled to share in any premium or in any part of the consideration which might be payable by an unaffiliated third party-acquirer of Washington Bancorp in a sale transaction occurring after the odd-lot tender offer. No such transaction is contemplated at this time.

       Effect on Washington Bancorp's Business. Aside from ceasing to be an SEC-reporting company if it becomes eligible to do so, the completion of the odd-lot tender offer is not expected to have a material impact on the conduct of Washington Bancorp's business. Washington Bancorp will, through its subsidiary banks, continue to operate as a community-oriented financial institution focused on serving the needs of customers in its primary market area. No changes in Washington Bancorp's senior management or board of directors are anticipated to result from the odd-lot tender offer, regardless of the number of shares tendered and regardless of whether the common stock is de-registered.

       Federal Income Tax Consequences. If you tender your shares in the odd-lot tender offer, the receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. In general, a stockholder who participates in the odd-lot tender offer will recognize a capital gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the shares sold. Any capital gain or loss generally will constitute a long-term capital gain or loss if the holding

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period for the holder's shares sold is greater than one year as of the date of the sale and a short-term capital gain or loss if the holding period is one year or less as of the date of sale.

       Washington Bancorp and non-tendering stockholders will not incur any federal income tax liability as a result of completion of the odd-lot tender offer.

       OUR BOARD BELIEVES THE OFFER IS FAIR TO UNAFFILIATED STOCKHOLDERS.

       Washington Bancorp's board of directors, in deciding to approve the odd-lot tender offer, determined that the offer was fair to unaffiliated stockholders. In making this determination, the board considered factors it believed favored the fairness of the transaction, as well as factors that, from the perspective of an unaffiliated stockholder, may not have favored the fairness of the transaction. These factors encompassed both the fairness of the consideration to be paid (that is, the offer price of $19 per share in cash) and the procedural fairness of the transaction.

       Factors Favoring the Fairness of the Odd-Lot Tender Offer

       Price

•	the offer price is based on current market prices;
•	the offer price relative to historical market prices of Washington Bancorp common stock;
•	the offer price relative to prices previously paid by Washington Bancorp to repurchase its shares;
•	the offer price relative to the book value of the common stock; and
•	no brokerage commissions or other costs will be incurred by tendering stockholders.

       Procedure

•	the offer is voluntary; no odd-lot holder is required to tender his or her shares; and
•	all stockholders are being notified of the odd-lot tender offer and the implications of the transaction on their holdings, regardless of their eligibility to participate in the odd-lot tender offer.
       Factors Not Favoring the Fairness of the Odd-Lot Tender Offer (all pertaining to procedural fairness)

•	while participation in the odd-lot tender offer by eligible stockholders is voluntary, stockholders will not be voting on the transaction; and
•	if a sufficient number of shares are tendered and the common stock is de-registered, publicly available information regarding Washington Bancorp will be reduced significantly and the common stock might be de-listed from the OTC Bulletin Board; a de-listing will likely further reduce the market for the common stock.

       Set forth below is a discussion of the factors the board addressed in determining that the offer price was fair.

       Current Market Prices. The offer price of $19 per share is based on current market prices, which the board believes is fair to all stockholders. The price is fair to eligible stockholders because, based on the market price for the common stock as of the date of this offering memorandum, it approximates the price they would receive if they attempted to sell their shares on the open market, with the added benefit of not incurring brokerage costs. The price also is fair to stockholders ineligible to participate, since the price approximates the amount Washington Bancorp would pay if it were to purchase shares on the open market at this time. The current market price of the common stock was critical to the board's decision in setting the offer price, as the board's primary objective in deciding to approve the odd-lot tender offer was to provide the odd-lot holders with the opportunity to conveniently sell their shares at a fair price, and it was the board's belief that market value, based on all factors considered, was a fair price.

       Net Book Value. The net book value per share of Washington Bancorp's common stock as of September 30, 2001 was $22.82. At $19 per share, the offer price is at approximately a 17% discount to net book value per share. From the standpoint of Washington Bancorp and non-tendering stockholders, the board believed that $19 per share represented a fair and attractive price. The board also believed that this discount to net book value did not diminish the fairness of the transaction to tendering stockholders, as it determined that the offer price would approximate the current market value of the common stock and that tendering stockholders would be able to sell their shares without incurring brokerage commissions or other costs. In addition, as noted below, the offer price is approximately the same as the highest price paid by Washington Bancorp to repurchase its shares during the two years ended December 31, 2001 and

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 is at the high end of the range of historical trading prices. The net book value per share figured prominently in the board's decision to proceed with the offer now (as opposed to some other time) because at almost a 17% discount to this value, the board believed the odd-lot tender offer represents an attractive investment for Washington Bancorp.

       Historical Market Prices. During the period beginning July 1, 1999 and ending December 31, 2001, the price per share of the common stock, as reported on the OTC Bulletin Board, ranged from a low of $12.50 to a high of $19.75. While these historical prices were considered by the board, they were of lesser significance than current market prices and net book value per share because of the light volume and sporadic nature of the trading in the common stock.

       Prices Paid in Previous Repurchases. At $19.00 per share, the offer price is approximately the same as the highest price Washington Bancorp paid to purchase its stock during the two years ended December 31, 2001. Washington Bancorp, through its share repurchases, has long been the most active market participant in its common stock. Of the approximately 236,000 shares traded during the two years ended December 31, 2001, Washington Bancorp was the purchaser of 97,368, or 41.3%, of such shares. Washington Bancorp has always repurchased its shares at or below market price. While the board considered prices paid for prior repurchases, this factor was accorded less weight than current market prices and net book value per share because the board determined that the offer price should approximate current market prices.

       Going Concern Value. A going concern valuation is an attempt to value a company as an operating business to another company or individual. It often is expressed as the present value of future earnings of a company in the context of what returns an investor could expect to receive on his or her investment over a future period. The board did not attempt to establish Washington Bancorp's going concern value in connection with the odd-lot tender offer. The board felt that such a valuation would not be material to its decision as to whether the offer was fair to unaffiliated stockholders because the company itself was not for sale, and only a small percentage of the company's stock was being sold. Washington Bancorp will continue to operate as it always has after completion of the odd-lot tender offer.

       Liquidation Value. In determining the fairness of the odd-lot tender offer, the board of directors did not attempt to establish the liquidation value of Washington Bancorp. The board felt that such a valuation would not be material to its decision for several reasons. First, the liquidation of Washington Bancorp, as a financial institution holding company, would be so impracticable and is so improbable as to not provide any meaningful comparison to the terms of the odd-lot tender offer. Washington Bancorp is not intending to liquidate, and the odd-lot tender will not affect its operations. Second, and more importantly, the board believed that Washington Bancorp's liquidation value would approximate its net book value, less the costs of liquidation. In a sense, the board's consideration of net book value (discussed above) encompassed a consideration of Washington Bancorp's approximate liquidation value. For these reasons, the board felt that a separate liquidation valuation was not necessary or appropriate.

       Set forth below is a discussion of the factors the board considered in determining the procedural fairness of the transaction.

       Board Approval. The odd-lot tender offer was approved by a unanimous vote of the board, including all of the directors who are not employees of Washington Bancorp or any of its subsidiaries.

       Absence of Financial Advisor. Neither the full board nor the non-employee directors retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for purposes of negotiating the terms of the odd-lot tender offer or to prepare a report concerning the fairness of the odd-lot tender offer. The board believed that the retention of such a representative was not necessary for procedural fairness. The board felt that all relevant information as to whether the offer price was fair was readily available to it, and that in the course of discussions among the board members and with senior management and Keefe, Bruyette & Woods, Inc., the board fully understood the implications of the odd-lot tender offer on all stockholders. It accordingly believed there would be no added benefit to the board or to stockholders to obtain a third party fairness opinion. In addition, the board had no intention of approving an offer price that was significantly different from the current market price of the common stock. To do otherwise would have been, in the board's view, unfair to continuing stockholders (if too high), and unfair to selling stockholders (if too low). Since there would be no negotiation of the price of the odd-lot tender offer with any person, incurring the cost of using a financial advisor was not deemed to be appropriate.

       Absence of Stockholder Approval. No vote of stockholders on the odd-lot tender offer is required under the laws of the State of Iowa, Washington Bancorp's state of incorporation, and the board of directors chose not to submit the odd-lot tender offer to stockholders. The board believed that such a vote was not necessary for procedural fairness for several reasons. First, the odd-lot tender offer has been unanimously approved by the board, including all non-employee directors. Of the eight directors, only one is currently an employee of Washington Bancorp and one is a former employee. The board feels that this level of independence among its members demonstrates that the board's

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 interests are not inextricably linked with those of management. Second, the offer is voluntary. No stockholder, whether eligible or ineligible to participate in the odd-lot tender offer, is required to sell his or her shares. Third, unlike a merger or acquisition transaction, there will be no change in Washington Bancorp's business as a result of the offer. Fourth, all stockholders have received notice of the odd-lot tender offer. Any stockholder, whether eligible to participate in the offer or not, is free to sell his or her shares if he or she no longer wishes to remain invested in Washington Bancorp. Finally, no stockholder will suffer dilution of his or her ownership interest in Washington Bancorp as a result of the odd-lot tender offer - in fact the reduction in the number of outstanding shares will cause each non-tendering stockholder to experience a slight increase in his or her proportionate voting interest and share of Washington Bancorp's earnings.

       De-Registration of the Common Stock. As discussed above, if the odd-lot tender offer results in the number of stockholders of record falling below 300, Washington Bancorp will de-register its common stock under the Securities Exchange Act of 1934. If de-registration occurs, Washington Bancorp will no longer file reports and proxy statements with the SEC, which means that publicly available information about Washington Bancorp will be substantially reduced. In addition, if Washington Bancorp ceases to be an SEC-reporting company, the common stock might be de-listed from the OTC Bulletin Board. Notwithstanding these consequences of de-registration, the board believes the odd-lot tender offer is fair to all stockholders who either choose not to or who are ineligible to participate in the odd-lot tender offer.

       Even if it de-registers the common stock, Washington Bancorp still plans to provide stockholders with an annual report each year containing audited financial statements and a proxy statement for the annual meeting of stockholders. It also may choose to issue quarterly and annual earnings releases, other press releases and mail other materials to stockholders. It is not required to do so, may cease doing so at any time and is free to provide as much or as little information as it wishes in these documents. While Washington Bancorp will no longer be subject to SEC reporting requirements if the common stock is de-registered, Washington Bancorp and its affiliates will remain subject to rules and regulations regarding fraud, meaning, among other things, that they cannot trade in the common stock on the basis of material, non-public information. Thus, unaffiliated stockholders who do not sell their Washington Bancorp shares will not be at an informational disadvantage to Washington Bancorp and its affiliates when engaging in transactions in the common stock.

       If the common stock is de-listed from the OTC Bulletin Board, Washington Bancorp will attempt to have the stock quoted in the pink sheets. There can be no assurance, however, that the common stock will be traded in the pink sheets, or, even if it is so traded, that an active market will be maintained. The absence of regular public information about Washington Bancorp may contribute to a reduction in the market for the common stock. As noted above, under "-Background and Purpose of the Odd-Lot Tender Offer and Our Reasons for Pursuing the Offer as Opposed to Other Alternatives," the board of directors considered this factor in approving the odd-lot tender offer. The board also observed that the market for the common stock is currently limited, and that other than in connection with repurchases by Washington Bancorp, trades in the common stock over the past several years have been extremely rare. Thus, the board concluded, the market for the common stock has long behaved similar to one for a privately held company. Accordingly, the board believes that any diminishment in the public market for Washington Bancorp common stock that may follow de-registration does not render the odd-lot tender offer unfair to unaffiliated stockholders who either choose not to or who are ineligible to tender their shares.

       Mergers and Similar Transactions. The board of directors of Washington Bancorp is not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of Washington Bancorp with or into another company, (2) the sale or transfer of all or a substantial part of Washington Bancorp's assets or (3) a purchase of Washington Bancorp's securities that would enable the holder to exercise control of Washington Bancorp.

       THE BOARD IS NOT MAKING A RECOMMENDATION AS TO WHETHER ELIGIBLE STOCKHOLDERS SHOULD TENDER THEIR SHARES.

       While the board of directors has approved this offer and believes it is fair to the unaffiliated stockholders, neither the board nor any executive officer is making any recommendation to eligible stockholders as to whether a stockholder should participate in this offer.

       STOCKHOLDERS DO NOT HAVE THE RIGHT TO VOTE ON THIS TRANSACTION AND ARE NOT ENTITLED TO APPRAISAL RIGHTS

       As noted above, the offer is not required to be approved by stockholders, although all stockholders are entitled to the receipt of this disclosure document. In addition, stockholders are not entitled to dissenters' rights of appraisal pursuant to this offer.

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THE ODD-LOT TENDER OFFER

General

       Washington Bancorp is offering to purchase for cash all shares of its common stock held by odd-lot holders other than its employee benefit plans. We estimate that approximately 148 of Washington Bancorp's 359 stockholders of record are eligible to participate in the offer. We believe that the total number of shares that may be sold by these stockholders pursuant to the offer is approximately 5,615. Assuming all of these stockholders elected to participate in the offer and the shares tendered were purchased at the offer price of $19.00, the total cost to us of purchasing these shares would be $106,685. This amount does not include our expenses associated with the offer, which are estimated to be approximately $22,500. Any purchase pursuant to this offer will be funded with cash and other liquid assets of Washington Bancorp. Although Washington Bancorp receives dividends from its subsidiary banks on a regular basis to fund its operations, repurchase stock and pay dividends to stockholders, no unscheduled dividend from any subsidiary banks or any outside borrowing would be required to fund the purchase of the shares. There are no conditions precedent to our purchasing properly tendered shares by odd-lot holders.

       Participation is entirely voluntary. However, if an odd-lot holder elects to participate in the offer, the holder must tender all of his or her shares of common stock.

Terms of the Offer

       Properly tendered shares by odd-lot holders will be purchased at $19.00 per share, which is based on current market prices for the common stock. A proper tender will include receipt of a properly executed acceptance card by Keefe, Bruyette &Woods, Inc., our information agent and depositary for this transaction. Payment for properly tendered shares will be made promptly following the termination of the offering period.

Expiration of the Offer

       The expiration date of the offer, originally set for December 21, 2001, has been extended to ______ __, 2002, unless further extended. Your authorization to sell must be received no later than 5:00 p.m. on ______ , 2002, or on any date thereafter to which the offer is extended. Any further extension will be for no more than four weeks. We will issue a press release on the day prior to the scheduled expiration date if we intend to again extend the expiration date.

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MARKET PRICE AND DIVIDEND INFORMATION

       The common stock of Washington Bancorp is currently traded on the OTC Bulletin Board under the symbol "WBIO." The table below shows the range of high and low inter-dealer prices for the common stock in this market for each quarter during the past two years. These prices do not include retail mark-ups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by Washington Bancorp during this period. Our fiscal year end is June 30.

	High	Low	Dividends

FISCAL 2000:
First Quarter	$15.500	$13.250	$.12
Second Quarter	13.250	13.000	*
Third Quarter	13.000	12.750	*
Fourth Quarter	13.750	12.750	*

FISCAL 2001:
First Quarter	$13.750	13.250	$.50
Second Quarter	13.750	12.500	*
Third Quarter	19.750	13.375	*
Fourth Quarter	16.000	14.500	*

FISCAL 2002:
First Quarter	$18.000	$15.000	$.50
Second Quarter	$19.300	$18.800	*

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*	As of July 1999, Washington Bancorp announced its intention to pay dividends from time to time, as deemed appropriate, but in any event no more frequently than annually.

       As of December 31, 2001, Washington Bancorp had 508,553 shares of common stock outstanding. Washington Bancorp has no significant operations apart from its ownership of Washington Federal Savings Bank and Rubio Savings Bank of Brighton. Therefore, Washington Bancorp's ability to pay dividends depends on the ability of its subsidiary banks to pay dividends to it. Under federal and state banking regulations, the subsidiary banks may not pay dividends on their capital stock if regulatory capital would thereby be reduced below applicable minimum capital requirements. In addition, the subsidiary banks are required to give prior notice to the banking regulators of any proposed declaration of dividends to Washington Bancorp.

       Furthermore, earnings appropriated to bad debt reserves for federal income tax purposes are not available for payment of cash dividends or other distributions to Washington Bancorp without payment of taxes at the then current tax rate on the amount of earnings removed from the reserves for such distributions. Washington Bancorp intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit either the bad debt deduction or create federal tax liabilities.

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RECENT STOCK REPURCHASES

       Washington Bancorp has conducted open-market stock repurchases during the past two years. The following table sets forth for each quarter during the past two years, the number of securities purchased, the average purchase price for each quarter and the range of prices paid for each quarter.

Quarter Ending	# Shares Repurchased	Range of Prices Paid	Average Price Per Share

March 31, 2000	32,810	13.250 - 13.625	13.440
June 30, 2000	14,900	13.125 - 13.500	13.314
September 30, 2000	9,600	13.500 - 13.750	13.639
December 31, 2000	19,508	13.250 - 13.625	13.489
March 31, 2001	5,100	13.500 - 14.250	14.081
June 30, 2001	1,500	15.250 - 15.500	15.417
September 30, 2001	6,100	15.750 - 16.250	16.029
December 31, 2001	7,850	18.000 - 18.775	18.298

SUMMARY FINANCIAL INFORMATION

Summary of Financial Condition

	At September 30,	At June 30,
	2001	2001	2000	1999	1998	1997
	(Dollars in thousands)
Total amount of:
Assets	$118,287	$119,692	$115,422	$102,984	$94,327	$64,875
Loans receivable, net	85,209	84,095	83,988	72,779	65,885	52,530
Cash and cash equivalents	3,064	3,141	2,849	2,557	3,306	808
Investment securities	23,769	23,233	22,377	21,456	20,254	9,850
Investment in Federal Home Loan Bank Stock	1,756	1,756	1,729	860	812	466
Goodwill, net	1,091	1,091	1,186	1,281	1,375	--
Deposits	75,320	72,904	73,297	75,689	66,595	44,754
Borrowed funds	30,041	33,835	30,193	15,706	15,724	8,652
Stockholders' equity	11,786	11,616	10,821	10,711	10,971	10,675

Summary of Operations

	Three Months Ended September 30,		For the year ended June 30,
	2001	2000	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)

Interest income	$2,232	$2,240	$8,874	$8,260	$7,455	$6,034	$4,990

Interest expense	1,234	1,357	5,289	4,706	4,295	3,259	2,553

Net interest income before provision for loan losses	997	883	3,585	3,554	3,160	2,775	2,437

Provision for loan losses	60	34	136	187	112	89	40
Non-interest income	161	153	683	511	392	320	231
Non-interest expense	633	571	2,363	2,149	2,077	1,744	1,712

Income before income tax expense	465	431	1,769	1,729	1,363	1,262	916
Income tax expense	156	172	676	713	532	439	351

Net income	$ 310	$ 259	$1,093	$1,016	$ 831	$ 823	$ 565

Per Share Data:
Basic earnings per share	$ 0.63	$ 0.51	$ 2.21	$ 1.86	$ 1.48	$ 1.36	$ 0.92
Diluted earnings per share	0.62	0.50	2.16	1.83	1.44	1.33	0.91
Book value	22.82	21.59	22.47	19.76	17.85	17.28	16.40

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Key Operating Ratios

	Three Months Ended September 30,		At of for the year ended June 30,
	2001	2000	2001	2000	1999	1998	1997
Performance Ratios
Return on assets (net earnings divided by average total assets) divided by average equity)	1.07%	0.89%	0.95%	0.93%	0.83%	1.06%	0.90%

Return on equity (net earnings)	10.78	9.58	10.04	9.44	7.79	7.56	5.34
Interest rate spread	3.07	2.73	2.72	2.94	2.81	2.95	3.09
Net interest margin (1)	3.59	3.21	3.25	3.41	3.31	3.70	3.97
Ratio of operating expense to average assets	2.18	1.97	2.04	1.96	2.18	2.24	2.72
Non-performing assets to total assets at end of period	0.99	0.75	0.60	0.57	0.15	0.09	0.35
Allowance for loan losses to non-performing assets	56.45	75.05	85.13	99.91	304.64	435.99	98.52
Equity to total assets at end of period	9.96	9.24	9.71	9.38	10.40	11.63	16.45
Average equity to average assets	9.89	9.33	9.43	9.81	10.62	13.99	16.80
Average interest-earning assets to average interest-bearing liabilities	111.73	109.72	111.02	110.35	111.04	117.22	121.22

_________________
(1) Net interest income/average interest earning assets.
(2) Includes non-performing loans and real estate owned.

MANAGEMENT INFORMATION

       The following is a list of the directors and executive officers of Washington Bancorp and for each: (i) the current principal occupation or employment and the name, principal business and address of any corporation in which the employment or occupation is conducted; (ii) material occupations, positions, offices or employment during the past five years, including the starting and ending dates of each, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on. Each director and executive officer is a citizen of the United States. No director or executive officer has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has any director or executive officer been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Stan Carlson. Mr. Carlson has been a director of Washington Bancorp since 1996. Mr. Carlson is the President and Chief Executive Officer of Washington Bancorp and Washington Federal Savings Bank. Mr. Carlson is also the President of Rubio Savings Bank of Brighton. He was appointed President and Chief Executive Officer of Washington Federal Savings Bank in January 1993 and of Washington Bancorp upon its formation in October 1995. He was appointed President of Rubio Savings Bank of Brighton in January 2000. The principal business of Washington Bancorp is the operation of its two thrift subsidiaries, Washington Federal Savings Bank, which is a federally-chartered savings bank, and Rubio Savings Bank of Brighton, which is an Iowa-chartered savings bank. The principal executive offices of Washington Bancorp and Washington Federal Savings Bank are located at 102 East Main Street, Washington, Iowa 52353. The principal executive office of Rubio Savings Bank of Brighton is located at 122 East Washington Street, Brighton, Iowa 52540. Prior to 1993, Mr. Carlson was Executive Vice President of Northwoods State Bank, Northwood, Iowa. Mr. Carlson is also president of World of Fitness, LLC, a past president of the Optimists Club, a past president of the Washington Athletic Booster Club, a past president of the Rotary Club, vice president of the Washington Community Y and a member of Immanuel Lutheran Church. Mr. Carlson is also a director of Washington Federal Savings Bank and Rubio Savings Bank of Brighton.

Myron L. Graber. Mr. Graber has been a director of Washington Bancorp since 1996. Since January 1981, Mr. Graber has served as President of Graber Home Improvement, Inc., a building materials supply company in Washington, Iowa. The address of Graber Home Improvement is 1713 E. Washington Street,

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Washington, Iowa. Mr. Graber is also a member of Habitat for Humanity, Washington Concert Association and Washington Mennonite Church. Mr. Graber is also a director of Washington Federal Savings Bank.
Rick R. Hofer. Mr. Hofer has been a director of Washington Bancorp since 1996. Since January 1993, Mr. Hofer has been the personnel and credit manager of Sitler Electric Supply, Inc., an electrical supply wholesaler and operator of two lighting showrooms in Washington and Marion, Iowa. The address of Sitler Electric Supply, Inc. is 215 N. Iowa Avenue, Washington, Iowa 52353. Prior to that time, he was the manager of Spurgeon's Department Store for 20 years. Mr. Hofer is also a member of Noon Kiwanis and St. James Church. Mr. Hofer is also a director of Washington Federal Savings Bank.

Dean Edwards. Mr. Edwards has been a director of Washington Bancorp since 1998. Mr. Edwards was President and Chief Executive Officer of Rubio Savings Bank of Brighton, an Iowa chartered savings bank, from January 1981 until his retirement in December 1999. The principal executive office of Rubio Savings Bank of Brighton is located at 122 East Washington Street, Brighton, Iowa 52540. He is a past President of Iowa Bankers Association - Group 11 and a past member of their board of directors. He is a charter member of the Brighton Lions Club. Mr. Edwards is also a director of Washington Federal Savings Bank and Rubio Savings Bank of Brighton.

James D. Gorham. Mr. Gorham has been a director of Washington Bancorp since 1996. Mr. Gorham was a District Agent for Northwestern Mutual Life Insurance Co. from January 1976 to May 1999 and since May 1999 has been a sales agent for Northwestern Mutual Life Insurance Co. in Washington, Iowa. The address of Mr. Gorham's office at Northwestern Mutual Life Insurance Co. is 106 E. Main, Washington, Iowa. Mr. Gorham is a past president of the Washington Economic Development Group and also a member of Rotary, Sierra Club, Nature Conservatory and Washington County Historical Society. Mr. Gorham is also a director of Washington Federal Savings Bank.

Mary Levy. Mrs. Levy has been a director of Washington Bancorp since 1996. Mrs. Levy is the Chairman of the Board of Washington Bancorp and Washington Federal Savings Bank. Mrs. Levy has been treasurer and co-owner of Mose Levy Co., Inc., a steel distributor in Washington, Iowa, since July 1990. The address of Mose Levy Co. is 421 N. Iowa Avenue, Washington, Iowa 52353. Mrs. Levy is also a member of Washington County Historical Society, American Cancer Society, Iowa Natural Heritage Foundation and the Washington Community Y. Mrs. Levy is also a director of Washington Federal Savings Bank.

Richard L. Weeks. Mr. Weeks has been a director of Washington Bancorp since 1996. Since January 1977, Mr. Weeks has served as President, Chief Executive Officer and owner of Sitler Electric Supply, Inc., an electrical wholesaler and operator of two lighting showrooms in Washington and Marion, Iowa. The address of Sitler Electric Supply Co. is 215 N. Iowa Avenue, Washington, Iowa 52353. Mr. Weeks is also a member of Noon Kiwanis, United Methodist Church, Washington Golf and Country Club, the Washington Community Y, Masonic Lodge, Shriners, Washington County I-Club and the Athletic Club of Iowa City. Mr. Weeks is also a director of Washington Federal Savings Bank.

J. Richard Wiley. Mr. Wiley has been a director of Washington Bancorp since 1996. Mr. Wiley is the owner and operator of Wiley Computer, a computer retailer in Washington, Iowa. The address of Wiley Computer is 212 N. Iowa Avenue, Washington, Iowa 52353. Prior to founding Wiley Computer, Mr. Wiley was the manager of Apex Computer Systems in Iowa City, Iowa, the owner of Wiley's Mere Farm, a family farm corporation, and Iowa Computer Solutions, Inc., a computer retailer in Washington, Iowa. Mr. Wiley is also a member of United Presbyterian Church, Noon Kiwanis and Farm Bureau. Mr. Wiley is also a director of Washington Federal Savings Bank.

Gary J. Collier. Mr. Collier became Executive Vice President and Chief Executive Officer of Rubio Savings Bank of Brighton in September 2000, after serving as Vice President and Cashier of Rubio Savings Bank of Brighton. From 1994 to 1999, Mr. Collier was a loan officer for Rubio Savings Bank of Brighton. The principal executive office of Rubio Savings Bank of Brighton is located at 122 E. Washington St., Brighton, Iowa 52540.

Leisha A. Linge. Ms. Linge was appointed Executive Vice President of Washington Federal Savings Bank and Washington Bancorp in October 1999 and has acted as the financial and accounting officer of Washington Federal Savings Bank since May 1995. From 1992 to 1995 she was a loan officer for Washington Federal Savings Bank. The principal executive office of Washington Federal Savings Bank is located at 102 East Main Street, Washington, Iowa 52353. Ms. Linge is also a past president and member

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of Noon Kiwanis and a member of the United Presbyterian Church where she also serves as the treasurer for the Endowment Committee.

       The following table sets forth the aggregate number of shares owned and the percentage ownership of such shares for each director and executive officer as of December 31, 2001.

Name of Director or Executive Officer	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Shares of Common Stock

Stan Carlson	40,729	7.64%
Myron L. Graber	10,440	2.01%
Rick R. Hofer	11,945	2.31%
Dean Edwards	4,382	*
James D. Gorham	4,445	*
Mary Levy	10,945	2.11%
Richard L. Weeks	22,600	4.37%
J. Richard Wiley	2,402	*
Gary L. Collier	1,000	*
Leisha A. Linge	12,186	2.34%

______________

*Less than 1%.

(1)Includes shares held directly, as well as shares held jointly with family members, held in retirement accounts, held in a fiduciary capacity, held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which the named individual may be deemed to have sole or shared voting and/or dispositive power.

(2)Includes shares which directors and executive officers have the right to acquire pursuant to options which were exercisable as of or which became exercisable within 60 days after December 31, 2001, as follows: Mr. Carlson 16,437 shares; Mr. Graber 2,818 shares; Mr. Hofer 1,040 shares; Mr. Edwards 2,255 shares; Mr. Gorham 2,818 shares; Mrs. Levy 2,818 shares; Mr. Weeks 564 shares; and Ms. Linge 5,479 shares.

       Except in connection with the odd-lot tender offer and the stock option exercise described in the next sentence, neither Washington Bancorp nor any director or executive officer of Washington Bancorp has effected any transaction in Washington Bancorp common stock in the past 60 days. On December 24, 2001, Director J. Richard Wiley exercised an option to purchase 2,818 shares of Washington Bancorp common stock at an exercise price of $11.25 per share. Following the exercise, these shares were repurchased by Washington Bancorp at a price per share equal to the market value per share of the common stock, resulting in the payment by Washington Bancorp of $21,910 in cash to Mr. Wiley.

WHERE YOU CAN FIND MORE INFORMATION

       Washington Bancorp is subject to the informational requirements of the Exchange Act and in accordance with that act files reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of Washington Bancorp's securities and any material interest of these persons in transactions with Washington Bancorp is filed with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC, which includes certain additional information relating to the offer. These reports, as well as the other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Washington Bancorp's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov."

       No provision will be made by Washington Bancorp in connection with the Odd-Lot Tender Offer to grant stockholders access to Washington Bancorp's corporate files or to obtain counsel or appraisal services at

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 Washington Bancorp's expense. As noted above, however, Washington Bancorp's filings with the SEC can be obtained from the public reference facilities of the SEC or the SEC's web site.

INFORMATION AGENT

       Keefe, Bruyette & Woods, Inc. has been retained to act as information agent and depositary for the odd-lot tender offer but will not make any solicitation or recommendation in connection with the offer. For their services, Keefe, Bruyette & Woods, Inc. will be paid $5,000 plus expenses.

       The offer is being made to all holders of shares. Washington Bancorp is not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after that good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Washington Bancorp by the information agent or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

WASHINGTON BANCORP

__________, 2002

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Questions concerning this offer to purchase or the tender procedures and requests for assistance may be directed to the information agent and depositary at the telephone number listed below. Additional copies of this offer to purchase, the acceptance card or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer. The acceptance card, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder's broker, dealer, bank, trust company or other nominee to the depositary at the address listed below.

The information agent and depositary for the offer is:

KEEFE, BRUYETTE & WOODS, INC.

211 Bradenton
Dublin, Ohio 43017-3541
Telephone: (877) 298-6520 (toll free)

___________, 2002

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EXHIBIT (a)(2)

WASHINGTON BANCORP ODD LOT PROGRAM
FOR HOLDERS OF LESS THAN 100 SHARES
OFFER EXPIRATION DATE EXTENDED TO _________, 2002

_________, 2002

Dear Stockholder:

As we told you in our letter to you dated November 20, 2001, we are offering a voluntary odd lot program to all holders of less than 100 shares that will let them conveniently and inexpensively sell all of their shares. The expiration date of our offer, originally set for December 21, 2001, has been extended to ______________ __, 2002, unless further extended.

This program is only available to stockholders who hold fewer than 100 shares of Washington Bancorp stock. Shares held in any Washington Bancorp employee benefit plans are not eligible. IF YOU HOLD MORE THAN 99 SHARES OF WASHINGTON BANCORP STOCK, THIS HAS BEEN PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY.

Washington Bancorp values all of our stockholders and appreciates the confidence you express in Washington Bancorp and its future. This program is strictly voluntary and you are under no obligation to sell your shares.

If you wish to SELL ALL of your shares and your shares are held in direct registration, simply sign and date the attached acceptance card and return it in the envelope provided. Stock certificates should be returned along with the signed acceptance card in the enclosed envelope. Do not sign the back of your certificate(s). We suggest that you send your stock certificate(s) via registered or certified mail, return receipt requested. If you wish to SELL ALL of your shares and your shares are held through a broker, call our information agent and depositary, Keefe, Bruyette & Woods, Inc., at 1-877-298-6520 as soon as possible since additional steps may be necessary.

Check SELL box and sign and date the acceptance card	+	Enclose stock certificate (if applicable)	+	Send all documents in the envelope provided	=	Receive a check approximately five business days after the end of this program

In order to sell your Washington Bancorp shares, your properly executed and signed acceptance card and stock certificate(s) must be received by Keefe, Bruyette & Woods, Inc. by 5:00 P.M. (Eastern Standard Time) on_______ __, 2002. Please see the reverse side of this letter for additional information.

Detailed information regarding the odd lot program is contained in the enclosed offer to purchase dated ________, 2002, which supplements the offer to purchase dated November 20, 2001 provided to you previously.

If you have further questions or require additional assistance, please call our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll free at 1-877-298-6520, Monday through Friday from 8:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Sincerely,

Stan Carlson
President

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QUESTIONS AND ANSWERS

1. How do I sell my Washington Bancorp shares?

To sell your shares, check the SELL box on the acceptance card, sign and date the acceptance card in the same manner as your account is registered, and enclose it with your stock certificates in the envelope provided. DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S). After submitting the documents, your decision is irrevocable and your account will be closed. If your shares are held through a broker, contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll-free at 1-877-298-6250, since additional steps may be necessary.

2. What will I be paid for my Washington Bancorp shares?

All shares submitted through the program will be bought back by Washington Bancorp at $19.00 per share, which is based on current market prices for Washington Bancorp shares. Washington Bancorp will absorb any processing fee for this transaction. There will be no charge to you as the seller.

3. When will I receive my money?

Your check with an attached IRS Form 1099B will be mailed promptly after the expiration of the offering period. Please allow sufficient time for the Postal Service to deliver your check and IRS Form 1099B. If the Tax Identification Number (TIN) (i.e., Social Security Number for individuals and Federal Employers Number for employees) on the acceptance card is incorrect or is blank, please provide the correct number. Failure to produce a TIN will result in approximately 30% withholding from your proceeds.

4. What if I have lost my certificate?

If you have lost any or all of your Washington Bancorp stock certificate(s) and wish to participate in the program, contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll-free at 1-877-298-6520.

5. How do I find the recent price of Washington Bancorp stock?

Washington Bancorp is quoted on the OTC Bulletin Board under the symbol "WBIO."

6. How much time do I have to participate in the program?

The program will expire on _____________ __, 2002. Your authorization must be received in good order by Keefe, Bruyette & Woods, Inc., no later than 5:00 P.M. (Eastern Standard Time) on that date.

IF YOU SHOULD HAVE ANY QUESTIONS OR NEED ASSISTANCE, PLEASE CALL:

KEEFE, BRUYETTE & WOODS, INC.
1-877-298-6520

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EXHIBIT (a)(3)

ACCEPTANCE CARD FOR SELLING SHARES OF
WASHINGTON BANCORP

This completed card must be received by 5:00 p.m. (Eastern Standard Time) on _____________ __, 2002 at Keefe, Bruyette & Woods, Inc., 211 Bradenton, Dublin, Ohio 43017-3541.

I own fewer than 100 shares of Washington Bancorp common stock (excluding any shares I may hold through Washington Bancorp employee benefit plans). I authorize Keefe, Bruyette & Woods, Inc., to sell my shares of Washington Bancorp stock as indicated below. I agree to the terms described in the letter dated ________ __, 2002. I understand my election is irrevocable. If I am signing this card as a co-owner, I understand that these representations are intended to apply to all co-owners collectively.

Name(s) and Address(es) of Registered Holder(s) (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)	Shares Tendered (Attach Additional List if Necessary)
	Certificate Number(s)	Total Number of Shares Represented by Certificate(s)

TOTAL SHARES
__ Sell all my Washington Bancorp shares	____________________________________
Signature of Owner

____________________________________
Signature of Joint Owner, if any

Date ________________________________

My telephone number is: _________________

PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Taxpayer Identification Number ____________________________________ Social Security Number or Employer Identification Number
W-9 Certification

UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a taxpayer identification number has not been issued to me but I have mailed or delivered an application to receive a taxpayer identification number or intend to do so in the future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person, and (4) all other information provided on this form is true, correct and complete.

SIGNATURE _______________________________ DATE ________________________

Note: Failure to provide a Taxpayer Identification Number will result in approximately 30% withholding from your proceeds.